UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 13, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED eREIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-2015448
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Mezzanine Loan – NexMetro Traditions Member, LLC

On November 13, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $12,081,000 (the “Traditions Mezzanine Loan”). The mezzanine borrower, NexMetro Traditions Member, LLC, a Delaware limited liability company (“Traditions Member”), plans to use the proceeds to develop cottage-like apartments, generally located at Forum Drive and Great Southwest Parkway, Grand Prairie, TX (the “Traditions Property”).

Traditions Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Traditions Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Traditions Mezzanine Loan, Traditions Member was capitalized with approximately $6,070,000 of equity capital from the Sponsor.

The Traditions Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, November 13, 2023 (the “Traditions Maturity Date”). The Traditions Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Traditions Mezzanine Loan amount, paid directly by Traditions Member.

Concurrent with the closing of the Traditions Mezzanine Loan, a senior loan of approximately $22,590,000 was secured (the “Traditions Senior Loan”). Aggregate with the Traditions Senior Loan, the Traditions Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 80.2%. The LTC ratio is the amount of the Traditions Senior Loan plus the amount of the Traditions Mezzanine Loan, divided by the total anticipated cost to construct the Traditions Property. We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Traditions Property is located in the Dallas metropolitan statistical area. The Dallas market presents a strong opportunity arising from steady population and job growth that has helped solidify asking rent growth in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 18.5% from 2010 – 2019 compared to the United States’ estimated 6.1%).

As the Traditions Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Asset Update

A93 Controlled Subsidiary – Capitol Heights, MD

On June 1, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, A93 (the “A93 Controlled Subsidiary”), for an initial purchase price of approximately $7,758,000, which was the initial stated value of our equity interest in the A93 Controlled Subsidiary (the “A93 Investment”). The A93 Controlled Subsidiary used the proceeds to close on the acquisition of an industrial building containing approximately 20,000 square feet of net rentable area on an approximately 5.16-acre site located at 9300 Alaking Court, Capitol Heights, MD 20743 (the “A93 Property”). Details of this acquisition can be found here.

On November 13, 2020, the A93 Controlled Subsidiary secured senior financing through a $4,560,000 loan from Capital One Bank (the “A93 Senior Loan”). Following the closing of the A93 Senior Loan, the updated value of the A93 Investment is approximately $3,456,000, net of loan closing costs. The A93 Senior Loan features a 5-year term and 3 years interest-only at a floating rate of 2.35% over LIBOR. The A93 Senior Loan features a loan to value ratio, or LTV ratio, of approximately 61% based on the third party appraised value of $7,500,000, as of September 2020. The LTV ratio is the amount of the A93 Senior Loan, divided by the third party appraised value of the A93 Property. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED eREIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 19, 2020